Exhibit 99.3

Date and Time: June 10, 2013 03:13 PM Pacific Time

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 250 356-8626

Notice of Articles
BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 10, 2013 03:11 PM Pacific Time Incorporation

Number:   C0972095

Recognition Date and Time: Continued into British Columbia on June 10, 2013 03:11 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

NOVAGOLD RESOURCES INC.

REGISTERED OFFICE INFORMATION Mailing Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET P.O. BOX 49314 VANCOUVER BC V7X 1L3 CANADA	Delivery Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET P.O. BOX 49314 VANCOUVER BC V7X 1L3 CANADA

RECORDS OFFICE INFORMATION Mailing Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET P.O. BOX 49314 VANCOUVER BC V7X 1L3 CANADA	Delivery Address: SUITE 2600, THREE BENTALL CENTRE 595 BURRARD STREET P.O. BOX 49314 VANCOUVER BC V7X 1L3 CANADA

C0972095 Page: 1 of 4

DIRECTOR INFORMATION

Last Name, First Name, Middle Name: Madhavpeddi, Kalidas V. Mailing Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C 1S4 CANADA	Delivery Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C 1S4 CANADA

Last Name, First Name, Middle Name: Leathley, Gillyeard J. Mailing Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C1S4 CANADA	Delivery Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C1S4 CANADA
Last Name, First Name, Middle Name: Faber, Marc
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C1S4	VANCOUVER BC V6C1S4
CANADA	CANADA
Last Name, First Name, Middle Name: Levental, Igor
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C1S4	VANCOUVER BC V6C1S4
CANADA	CANADA
Last Name, First Name, Middle Name: Lang, Gregory A.
Mailing Address:	Delivery Address:
SUITE 400	SUITE 400
201 SOUTH MAIN STREET	201 SOUTH MAIN STREET
SALT LAKE CITY UT 84111	SALT LAKE CITY UT 84111
UNITED STATES	UNITED STATES
Last Name, First Name, Middle Name: McConnell, Gerald J.
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C1S4	VANCOUVER BC V6C1S4
CANADA	CANADA

C0972095 Page: 2 of 4

Last Name, First Name, Middle Name: Nauman, Clynton R. Mailing Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C S4 CANADA	Delivery Address: SUITE 2300 200 GRANVILLE STREET VANCOUVER BC V6C1S4 CANADA
Last Name, First Name, Middle Name: Walsh, Anthony P.
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C S4	VANCOUVER BC V6C1S4
CANADA	CANADA
Last Name, First Name, Middle Name: Dowdall, Sharon E.
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C1S4	VANCOUVER BC V6C1S4
CANADA	CANADA
Last Name, First Name, Middle Name: Van Nieuwenhuyse, Rick
Mailing Address:	Delivery Address:
SUITE 400	SUITE 400
201 SOUTH MAIN STREET	201 SOUTH MAIN STREET
SALT LAKE CITY UT 84111	SALT LAKE CITY UT 84111
UNITED STATES	UNITED STATES
Last Name, First Name, Middle Name: Kaplan, Dr. Thomas S.
Mailing Address:	Delivery Address:
SUITE 2300	SUITE 2300
200 GRANVILLE STREET	200 GRANVILLE STREET
VANCOUVER BC V6C1S4	VANCOUVER BC V6C1S4
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE
1. 1,000,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached

C0972095 Page: 3 of 4

2. 10,000,000,000	Common Shares	Without Par Value With Special Rights or Restrictions attached

C0972095 Page: 4 of 4